

HLS Systems International, Ltd.



**The Leading Integrated Automation Control
Systems Company in China**

July 2006





Safe Harbor

This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about HLS Systems International, Ltd. ("HLS"), Chardan North China Acquisition Corp. ("Chardan North"), and the business after completion of the share exchange. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the HLS management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China, weather and natural disasters, changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which HLS is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from other providers of automation control products; timing approval and market acceptance of new products introduction; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks will be detailed in future filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Neither HLS nor Chardan North assume any obligation to update the information contained in this presentation.

HLS



A registration statement relating to the securities to be offered by HLS has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The Registration Statement on Form S-4 contains a Proxy Statement/Prospectus for the stockholders of Chardan North. The stockholders of Chardan North are urged to read the Registration Statement and the Proxy Statement/Prospectus as well as all other relevant documents filed or to be filed with the SEC, because they contain important information about HollySys, HLS Systems, Chardan North and the proposed transaction. The final Proxy Statement/Prospectus will be mailed to stockholders of Chardan North after the Registration Statement is declared effective by the SEC. Chardan North stockholders may obtain the Registration Statement, the Proxy Statement/Prospectus and any other relevant filed documents for free at the SEC's website (www.sec.gov). These documents can also be obtained for free from Chardan North by directing a request to Lori Johnson c/o Chardan Capital, 625 Broadway, Suite 1111, San Diego, CA 92101.

HLS Systems, Chardan North and their respective directors and officers may be deemed to be participants in the solicitation of approvals from Chardan North stockholders in respect of the proposed transaction. Information regarding Chardan North's participants is contained in the Proxy Statement /Prospectus. Additional information regarding the interests of such participants is included in the Registration Statement containing the Proxy Statement / Prospectus.

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Business Combination

- Chardan North China Acquisition Corp. (OTCBB: CNCA, CNCAW, CNCAU) will acquire a controlling interest in HollySys

- Transaction expected to close later this year

- CNCA will change its name to **HLS Systems International, Limited ("HLS")**, at closing

- Combined entity seeking Nasdaq listing upon closing

*   Chardan North is a SPAC formed to acquire an operating business north of the Yangtze River in the People's Republic of China ("China")

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About HLS Systems International, Ltd.

➤ HLS is the **leading** domestic developer and provider of automation technology in China
  ✓ Automation controls are systems that digitize and automate tasks
  ✓ Used by utilities, oil and gas refineries, chemical factories, food and pharmaceutical processing plants, etc.

➤ HLS is one of the **fastest growing** automation system solution providers in the world

➤ Over 2,500 clients and 4,700 projects since 1996
  ✓ Contracted for over 1,000 new projects in 2005 (~3 per day)

➤ Technology based
  ✓ 42 patents issued with 9 more in process

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Financial Parameters

➢ Profitable and cash flow positive

➢ Dynamic organic growth

   ✓ 48.7% compounded revenue growth FY 2003-2005
   ✓ 149.5% compounded earnings growth FY 2003-2005

➢ Management has projected impressive growth rates for the foreseeable future

➢ Anticipating accelerating growth

   ✓ China's increasing industrial automation coupled with expanding nuclear and rail initiatives
   ✓ New International contracts
   ✓ Potential acquisition candidates include synergistic competitors and sensor manufacturers

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Revenue and Net Income Growth

(US dollars, in Millions)
(FY Ended June 30)

Revenues



Net Income



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Select Financial Comparables

Years Ended June 30
(USD $ in Millions)

	2005	2004	% Change
Total Revenues	$79.6	$53.1	**+49.9%**
Gross Profit	$24.9	$15.2	**+64.1%**
Operating Income	$13.9	$7.4	**+86.7%**
Net Income	$13.7	$4.7	**+189.4%**

Nine Months Ended March 31*
(USD $ in Millions)

	2006*	2005	% Change
Total Revenues	$61.3	$56.4	**+8.6%**
Gross Profit	$20.8	$18.0	**+15.5%**
Operating Income	$10.6	$10.1	**+5%**
Net Income	$10.1	$10.1	**0%**

	3/31/2006	3/31/2005	% Change
Backlog	$85.6	$62.3	**+37.4%**

* *This growth rate was lower than the preceding periods mainly due to the fact that the execution of some projects was delayed until the fourth quarter of fiscal 2006 based on the revised schedules of HLS' customers.*

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Competitive Landscape

➢ Large multinationals (2005 rank in China)

1. ABB
2. **HLS** *(organic growth in China)*
3. Siemens
4. Emerson
5. General Electric

➢ Large multinationals are being overtaken by HLS

-Cost structure at HLS about 30%-50% that of competition

-Equal or higher quality platform

✓ BASF have qualified HLS as a vendor after extensive due diligence
✓ Use latest chip technology for each generation
✓ No legacy systems
✓ As newcomer, designed platforms to integrate other's devices
✓ Open architecture permits quick turnaround

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Competitive Advantages

➢ Impressive track record
  ✓ Success in market and close proximity to customers has created a **long-term, loyal customer base**
  ✓ Experience in industries with safety concerns (rail and nuclear power) creates increased demand

➢ Integrated, efficient & scalable automation solutions
  ✓ Only totally integrated producer based in China
    ✓ Designs with proprietary software, manufactures, installs, services & maintains
  ✓ Speed to develop/customize/integrate products is over 2x faster
    ✓ Product is highly scalable

➢ Low cost production
  ✓ HLS selling price with 60% gross margin is < international price
  ✓ Cost of R&D is <20% of international competitors' R&D expenditures

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Competitive Advantages

- ➤ **Technology based**
  - ✓ Has 42 patents and 15 proprietary software licenses
  - ✓ Technology meets or exceeds that of international competition
  - ✓ Expertise and technology is 3-5 years ahead of Chinese domestic competitors

- ➤ **High barriers to entry**
  - ✓ Highly regulated nuclear and rail industries
    - ✓ HLS is one of five approved suppliers to China's rail automation industry
    - ✓ HLS is the only domestic producer of automation controls that can supply the nuclear industry

- ➤ **HLS sets the standard**
  - ✓ As the early market entrant in China and as the largest local player, HLS has set de facto automation standards in a variety of industries including nuclear and rail
    - ✓ All competitors must modify products to our standard

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HLS Core Automation Control Products

HLS develops, produces and integrates innovative and cost-effective proprietary solutions:



Industrial Automation Control Systems

Solutions that automate tasks
- ✓ heavy manufacturing (i.e., power generation, petrochemical, chemical, and steel)
- ✓ light manufacturing (i.e., pharmaceuticals, beverage, food processing)



Rail Automation Systems

Train, Subway & Light Rail system controls
- ✓ creates safe, efficient and reliable operation of railway systems
- ✓ controls speed of trains, track changes, stoppages, and distances between other trains



Nuclear Power Plant Automation Systems

Information control center of power plant
- ✓ monitors, controls, protects parts and equipment
- ✓ ensures safe, steady, economical operation

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Industrial Automation Control Market Size



- ➤ Global industrial automation market size
  - ✓ Estimated to grow to USD $70 billion in 2006 from USD $35 billion in 2001 (ARC Advisory Group)

- ➤ China's industrial automation market
  - ✓ Booming economy and infrastructure fueling growth in Industrial Automation Control Systems
  - ✓ Estimated to grow to over USD $600 million in 2006 from ~USD $400 million in 2001 (ARC Advisory Group)

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High Growth Sectors for Industrial Automation Systems



➢ Traditional Power Market

✓ CAGR historically >10% and to accelerate in future

✓ Large power supply issues (>15% disparity between supply and demand)

✓ 500,000 MW capacity (2005) to expand to a 680,000 MW (2010)

✓ Sub-industries will emerge

   ✓ Gas desulphurization devices on power plants required by Kyoto Protocol over next 10 years will create a multi-billion dollar industry for industrial automation

➢ Petrochemical/Chemical Market

✓ CAGR historically 10% for petrochemical and 20% for chemical

✓ 190 new projects in China already funded with industrial automation portion estimated to be USD $5.7 billion

✓ Substantial modernization to occur

   ✓ 20% of systems in operation need to be upgraded

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China's Traditional Rail Market Need



➢ China currently has ~6% of the world's track for 25% of the world's cargo

  ✓ Can only currently meet 1/3 of domestic demand for rail freight
  ✓ Massive influx of new investment to account for disparity

➢ 2004 Government policy to expand and upgrade railways

  ✓ By 2010, China will add 10,000 km of track and upgrade an additional 10,000 km of track (total investment of ~USD $5.3 billion)
  ✓ From 2011-2015, Government projects an investment of USD $8.6 billion in signal equipment (including automation controls)

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Growth Potential in Urban Rail Market



➢ Significant investments Subway/Light Rail infrastructure from 2006-2010

  ✓ Government expects to invest USD $62.1 billion to construct 55 new subways or city rails

  ✓ Covering 1,500 km in metropolitan areas such as Beijing, Shanghai, Guangzhou, Tianjin, etc.

➢ HLS is the leading player in both traditional rail and urban rail market

  ✓ Very high barrier to entry

  ✓ Safety a major concern and industry is regulated by China's railway ministry with HLS as lead player

  ✓ Work is awarded primarily based on track record in China

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HLS Nuclear Market Position



➢ HLS is the only domestic (Chinese) supplier

  ✓ HLS has participated in the development of nuclear power plants built in China

➢ HLS has Joint Ventures with the main Nuclear Plant Developers in China

➢ Significant Growth Potential

  ✓ *In China* – government expects to construct 40 nuclear power plants (over 1000 MW) in next 20 years

    ✓ From 2006 to 2010, HLS will have substantial revenue from China's nuclear projects

  ✓ *Internationally* – HLS will leverage its high-tech, low cost proven system in other countries worldwide

    ✓ Over 200 existing units under operation that need to upgrade automation systems

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International Expansion Opportunities

➢ HLS has historically focused on China

    ✓ In next 5 years, international expansion will augment China

        ✓ New products are ready to be introduced

➢ Strategic positioning

    ✓ HLS to replicate its strategy as the low-cost/high quality producer in China to win contracts against foreign suppliers worldwide

➢ Western market expansion

    ✓ Currently have multiple projects in India and Pakistan

    ✓ Will partner with companies that have existing contracts/relationships in Western markets

        ✓ BASF has chosen HLS as a vendor and is currently working together on a chemical plant project

        ✓ In discussions with other large US and European-based companies

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Seasoned Senior Management

<u>Dr. Wang Changli</u> – *Vice Chairman & CEO*

- ✓ Pioneer in developing automation and control technology in China
- ✓ Over 17 years of experience in automation and controls industry
- ✓ Author of multiple publications on automation and control technologies
- ✓ Vice chairman of China's Automation Industry Association
- ✓ Member, China's Nuclear Power Safety Committee
- ✓ Bilingual in English and Mandarin
- ✓ Education
    - ✓ Ph.D. in Automation from Lancaster University in the UK (1988)
    - ✓ BSE from Tianjin University in 1984

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Personnel

- ➤ Over 1,000 employees

- ➤ 150 R&D engineers

- ➤ High employee retention
  - ✓ In past 5 years, only less than 10% engineers have left company

- ➤ Two major manufacturing and design centers
  - ✓ Beijing
  - ✓ Hangzhou (near Shanghai)

- ➤ 7 Regional Sales Offices
  - ✓ Engineering know-how at the sales level
    - ✓ Permits knowledge based early input into design process

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Incentive-Based Compensation

Owners of HLS Control Systems, on an all-or-none-basis each year, will be issued an aggregate 2.0 million additional shares of common stock if they achieve after-tax profits in the following amounts for the 12 months ending June 30:

FY Ending 6/30	After-Tax Profit (USD)
2007	$ 23,000,000
2008	$ 32,000,000
2009	$ 43,000,000
2010	$ 61,000,000

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Post Merger Capitalization Table

	Shares	Fully Diluted Ownership Percentages	Investment (USD)
Shares Issued to Hollysys	23,500,000	63.00%	($30,000,000)
SPAC Management	1,250,000	2.50%	
Investors • SPAC Common Stock • SPAC Warrants	17,250,000 • 5,750,000 • 11,500,000	34.50% • 11.50% • 23.00%	$92,000,000 • $34,500,000 • $57,500,000
Totals	42,000,000	100.00%	$62,000,000

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Investment Conclusions

➤ Largest Automation & Control Company in China

➤ Track Record of Success

➤ Highly Profitable and Cash Flow Positive

➤ New Generations of Products Continuously Under Development

➤ Experienced & Motivated Management Team

➤ Impressive Projected growth rate
  - ✓ Strong growth in China's nuclear, rail and industrial manufacturing industries
  - ✓ International opportunities for expansion that will be a focus of further development

HLS



HLS Systems International, Ltd.



The Leading Integrated Automation Control Systems Company in China

July 2006

